Exhibit 99.5

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING ARC ENERGY TRUST, ARC RESOURCES LTD., 1485275 ALBERTA LTD., 1504793 ALBERTA LTD., ARC PETROLEUM INC., SMILEY GAS CONSERVATION LIMITED, ARC ENERGY LTD., ARC RESOURCES GENERAL PARTNERSHIP, TRUST SECURITYHOLDERS AND ARC RESOURCES SECURITYHOLDERS.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC.  IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR UNITHOLDERS OF ARC ENERGY TRUST AND EXCHANGEABLE SHAREHOLDERS OF ARC RESOURCES LTD.

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	ARC ENERGY TRUST AND ITS SUCCESSORS
AND TO:	ARC RESOURCES LTD. AND ITS SUCCESSORS
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders (“Unitholders”) of trust units (“Trust Units”) of ARC Energy Trust (“ARC” or the “Trust”) and the holders (“Exchangeable Shareholders”) of series A exchangeable shares and series B exchangeable shares (collectively, the “Exchangeable Shares”) of ARC Resources Ltd. (“ARC Resources”) in connection with the proposed arrangement (“Arrangement”) involving the Trust, ARC Resources, 1485275 Alberta Ltd., 1504793 Alberta Ltd., ARC Petroleum Inc., Smiley Gas Conservation Limited, ARC Energy Ltd., ARC Resources General Partnership, the Unitholders, the Exchangeable Shareholders and the holder of common shares of ARC Resources pursuant to an Arrangement Agreement dated as of November 10, 2010, the full text of which is set out in the information circular and proxy statement (the “Information Circular”) of the Trust dated November 12, 2010.

Unitholders and Exchangeable Shareholders are collectively referred to as “ARC Securityholders” and Trust Units and Exchangeable Shares are collectively referred to as “ARC Securities” in this Letter of Transmittal.

Pursuant the Arrangement, the Trust will be reorganized into a dividend paying, publicly traded exploration and production company with near term growth prospects (“New ARC”) that will operate under the name “ARC Resources Ltd.” and which, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.

Pursuant to the Arrangement, Unitholders will receive, through a series of exchanges, one common share (“New ARC Share”) of New ARC for each one Trust Unit held. Exchangeable Shareholders will participate in the Arrangement and receive New ARC Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable at 11:59 p.m. on December 31, 2010, which exchange ratio will reflect the Final Trust Distribution (as defined in the Information Circular).

Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.

ARC Securityholders whose Trust Units or Exchangeable Shares, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to arrange for the exchange of their Trust Units and/or Exchangeable Shares, as applicable.

The undersigned delivers to you the enclosed certificate(s) representing Trust Units and/or Exchangeable Shares to be exchanged for certificate(s) representing New ARC Shares pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED

Certificate Number(s)	Type of Security Deposited	Name in which Trust Units or Exchangeable Shares are Registered	Number of Trust Units or Exchangeable Shares Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐

Some or all of the certificates representing my ARC Securities have been lost, stolen or destroyed. Please review item 7 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).

ARC Securityholders will not receive New ARC Shares until they submit the certificates representing their ARC Securities to the Depositary along with a validly completed and duly executed Letter of Transmittal.  The Arrangement provides that any certificate formerly representing Trust Units or Exchangeable Shares that is not validly deposited with the Depositary with all other required documents on or prior to the last Business Day prior to December 31, 2013 shall cease to represent a right or claim of any kind or nature including the right of the holder of such securities to receive New ARC Shares (and any dividend or other distribution thereon), and such certificates shall be deemed to have been surrendered to New ARC, together with all entitlements to dividends and other distributions thereon held for the holder of such New ARC Shares for cancellation.

AUTHORIZATION

The undersigned:

1.                                       represents and warrants that the undersigned is the legal owner of the above listed ARC Securities and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2.                                       represents and warrants that the information provided herein is true, accurate and complete as of the date hereof;

3.                                       acknowledges receipt of the Information Circular;

4.                                       directs the Depositary to issue or cause to be issued the New ARC Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the New ARC Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal;

5.                                       covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Trust Units and/or Exchangeable Shares for certificate(s) representing New ARC Shares;

6.                                       acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

7.                                       by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any ARC Securities deposited pursuant to the Arrangement will be determined by ARC Resources or New ARC in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Trust, ARC Resources, New ARC, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

BOX A	BOX B
REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS
(See Instruction 2)	(See Instruction 2)

Issue certificate(s) for the New ARC Shares:	Send certificate(s) for the New ARC Shares (unless Box C is checked) to:

In the Name of	Name:
(please print)	(please print)

Address:	Address:

(include postal or zip code)	(include postal or zip code)

BOX C

HOLD FOR PICK-UP

☐        Check here if the certificate(s) for the New ARC Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

SECURITYHOLDER SIGNATURE(S)

Signature guaranteed by (if required under items 3 and 4 of the instructions):	Dated: , 200

Authorized Signature of Guarantor	Signature of Securityholder or Authorized Representative
(see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Address of Securityholder

Address of Guarantor (please print or type)

Daytime Telephone Number of Securityholder

Facsimile Number of Securityholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Securityholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually executed copy hereof) validly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the ARC Securities and all other documents required by the terms of the Arrangement must be received by the Depositary at any of its offices specified on the back page of this document.

(b)                                 The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing ARC Securities and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received.  It is recommended that the necessary documentation be hand delivered to the Depositary, at any of its offices specified on the back page of this document, and a receipt obtained.  However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained.  Securityholders whose ARC Securities are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their ARC Securities.

2.                                      Registration and Delivery Instructions

The boxes entitled “Registration Instructions” and “Delivery Instructions”, as applicable, should be completed by each holder of ARC Securities or such holder’s duly authorized representative regardless of whether certificates for the New ARC Shares to be issued pursuant to the Arrangement are to be:  (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature.  In the event that the boxes entitled “Registration Instructions” and “Delivery Instructions”, as applicable, are not completed by a holder of ARC Securities, the certificates representing the New ARC Shares to be issued to such holder shall be registered in the name of such holder as such name appears on the register of holders of Trust Units or Exchangeable Shares, as the case may be, maintained by the transfer agent for ARC and ARC Resources, and shall be delivered to the address otherwise indicated by the holder, or where no such address is indicated, to the holder’s latest address appearing on the register of holders of Trust Units or Exchangeable Shares, as the case may be.  Unless otherwise indicated, if the Arrangement is not completed and the Arrangement Agreement is terminated, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.  See also Instruction 4 “Guarantee of Signatures” below.

3.                                      Signatures

This Letter of Transmittal must be validly completed and duly executed by the holder of ARC Securities or by such holder’s duly authorized representative (in accordance with paragraph 5 below).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the ARC Securities or if certificate(s) representing New ARC Shares are to be issued to a person other than the registered holder(s):

(i)                                     such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 “Guarantee of Signatures” below.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the ARC Securities, if certificate(s) representing New ARC Shares are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders or Exchangeable Shareholders, as the case may be, maintained by ARC’s transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all certificates for ARC Securities, additional certificate numbers and the number of Trust Units and/or Exchangeable Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Trust Units and/or Exchangeable Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be accepted.  All depositing ARC Securityholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)                                 The holder of the ARC Securities covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)                                  Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of its offices at the addresses listed on the back page of this document.

7.                                      Lost Certificates

If a certificate representing Trust Units and/or Exchangeable Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.                                      Fractional Securities

No certificates representing fractional New ARC Shares shall be issued under the Arrangement.  In lieu of any fractional New ARC Shares, each holder of Trust Units or Exchangeable Shares otherwise entitled to a fractional interest in a New ARC Share will receive the nearest whole number of New ARC Shares (with fractions equal to exactly 0.5 being rounded up).  Exchangeable Shares held by registered holders of Trust Units or Exchangeable Shares on behalf of beneficial holders will be aggregated for such purposes.

9.                                      Privacy Notice

The Depositary is committed to protecting your personal information.  In the course of providing services to you and as corporate clients, the Depositary receives non-public personal information about you - from transactions the Depositary performs for you, forms you send it, other communications it has with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  The Depositary uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services.  The Depositary has prepared a Privacy Code to tell you more about the Depositary’s information practices and how your privacy is protected.  It is available at the Depositary’s website, computershare.com, or by writing the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1.  The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Offices of the Depositary

COMPUTERSHARE INVESTOR SERVICES INC.

Inquiries:

In North America Toll Free:  1-800-564-6253

Outside North America 1-514-982-7555

E-mail:  corporateactions@computershare.com

By Mail:

Toronto

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON  M5C 3H2

Attention:  Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary	Toronto

Watermark Tower	100 University Avenue
Suite 600, 530 - 8th Ave SW	9th Floor
Calgary, AB T2P 3S8	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Any questions and requests for assistance may be directed by ARC Securityholders to the Depositary at the telephone numbers and locations set out above.